

December 16, 2010

Keith G. Larsen
Chief Executive Officer
U.S. Energy Corp
877 North 8th West
Riverton, Wyoming 82501

      Re: **U.S. Energy Corp.**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 12, 2010
                Definitive Proxy Statement on Schedule 14A
                Filed April 29, 2010
                File No. 0-06814

Dear Mr. Larsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal year Ended December 31, 2009

Exhibit 99.1, Report of Ryder Scott Company, L.P.

1.   We note your response to comment 1 of our letter dated August 23, 2010. Please provide the revised report in your amended Form 10-K.

Exhibit 99.2, Report of Cawley, Gillespie & Associates, Inc.

2.   We note your response to comment 2 of our letter dated August 23, 2010. Please provide the revised report in your amended Form 10-K.

<u>Definitive Proxy Statement on Schedule 14A filed April 29, 2010</u>

<u>Business Experience and Other Directorships of Directors and Officers, page 15</u>

3.	We note your response to prior comment 3 from our letter dated August 23, 2010 and your response to prior comment 9 from our letter dated July 1, 2010. In addition to the disclosure that you will provide in Part III, Item 10 of the amended Form 10-K, include disclosure pursuant to Item 404 of Regulation S-K for Mr. Conrad or explain how you met the requirements of this item in your proxy statement.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director